PruTech Research and Development Partnership
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                                               December 1996
To Our Limited Partners:

  As you know, the Limited Partners of PruTech Research and Development Partnership previously approved a Plan of Dissolution and Liquidation (the "Plan"), effective as of June 10, 1996, providing for the sale of the Partnership's assets, the liquidation of its liabilities and the distribution of the remaining funds in accordance with the Partnership Agreement.

  The General Partner, as Liquidating Agent under the Plan, completed the sale of the Partnership's remaining assets in December 1996. On December 31, 1996, the Partnership made a final liquidating distribution to the Limited Partners ranging from $11.94 to $48.81 per unit based upon each Limited Partner's capital account balance at the time of liquidation. With this final liquidating distribution, the Partnership has made cash distributions to Limited Partners ranging from $761.22 to $798.09 per unit since its inception or approximately 76% to 80% of the Limited Partners' original capital contributions.

     The difference in capital accounts, and therefore the final distribution amount, is due to the amount of tax losses passed on to each Limited Partner early in the Partnership. Those Limited Partners receiving higher per unit distribution amounts had received lower tax losses earlier in the Partnership. This variance in allocated tax losses is a function of the date each Limited Partner originally invested in the Partnership.

  If you are not a California resident, the required California withholding, if any, has been applied to your distribution. You may be eligible for a refund of some or all of this withholding depending on your individual tax situation. Limited Partners who have California income tax withheld during 1996 will receive a California Form 592-B in early 1997 which reports the Partnership's tax withholding. This form should be filed with the California Franchise Tax Board along with California Form 540NR (541 for fiduciaries). To order copies of California tax forms or for more information regarding California taxes, you can call the Franchise Tax Board at (800) 852-5711 or
(916) 854-6500.

  As the distribution of these amounts to the Limited Partners represented the final step in the liquidation process, the General Partner terminated the Partnership effective December 31, 1996. As soon as practicable, the General Partner will prepare and file the final tax return and distribute the final tax information return on Schedule K-1 to the Limited Partners. Should you have any questions concerning the dissolution and

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liquidation of the Partnership, please feel free to contact your Financial
Advisor or call the Prudential Securities' Client Services Department at 1-800-535-2077.

                         Sincerely,


                         /s/ Michael S. Hasley
                         Michael S. Hasley
                         President
                         R & D Funding Corp
                         General Partner